

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

October 9, 2007

<u>Via U.S. mail and facsimile</u>

Mr. David A. Fisher
Chief Financial Officer
optionsXpress Holdings, Inc.
39 S. LaSalle, Suite 220
Chicago, IL 60603

> **RE: Form 10-K for the fiscal year ended December 31, 2006
>   File No. 001-32419**

Dear Mr. Fisher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief